August 1, 2014

John Cash

Branch Chief

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Quanta Services, Inc.

Form 10-K for the year ended December 31, 2013

Filed March 3, 2014

Definitive Proxy Statement on Schedule 14A

Filed April 10, 2014

Dear Mr. Cash:

We are providing the following responses to the comment letter dated July 18, 2014 from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) regarding the above-referenced filings by Quanta Services, Inc. (the “Company” or “Quanta”). The responses provided below are numbered to correspond to the Staff’s comments, which have been reproduced herein for ease of reference.

Definitive Proxy Statement filed April 10, 2014

Compensation Discussion and Analysis, page 24

2013 Grants of Plan-Based Awards Table, page 51

1.	We note your response to comment two of our letter dated June 3, 2014. Because the compensation committee established the performance conditions for awards under your 2013 Supplemental Incentive Plan in 2013, communicated such performance conditions to the named executive officers in 2013, and all company decisions necessary to determine the amount of the award were made in 2013, it continues to appear to us that the grant date of such awards is 2013 and the 2013 Grants of Plan-Based Awards Table should reflect such awards. Please see Question 119.23 of the Compliance and Disclosure Interpretations for Regulation S-K and Instruction 8 to Item 402(d) of Regulation S-K. Please tell us why you believe that the awards made under the 2013 Supplemental Incentive Plan were not granted in 2013 despite the performance conditions being established and met in 2013. In the alternative, please provide us with an example of what your revised disclosure would have looked like for this past fiscal year.

U.S. Securities and Exchange Commission

Response:

The Company notes that Instruction 8 to Item 402(d) provides that the grant date for an equity award is determined pursuant to FASB ASC Topic 718 (“ASC 718”). ASC 718 provides that an “employer becomes contingently obligated on the grant date to issue equity instruments or transfer assets to an employee who renders the requisite service.” ASC 718-10-55-82 further provides that the “grant date will be the date that an employee begins to benefit from, or be adversely affected by, subsequent changes in the price of the employee’s equity shares.”

With respect to the 2013 Supplemental Incentive Plan awards in question, no award was made until 2014. During 2013, the named executive officers had no rights in these possible awards, despite the Company having informed the executives of their respective target amounts and the performance criteria to be used in determining the value of awards ultimately granted under the 2013 Supplemental Incentive Plan. As a result, the Company was not at any point during 2013 contingently obligated to make any awards to the named executive officers under the 2013 Supplemental Incentive Plan even if all performance criteria established with respect thereto were met during 2013. With respect to the awards granted to the named executive officers in March 2014, the compensation committee exercised complete discretion in determining not just whether performance criteria were met, but more fundamentally whether any awards were granted at such time, and the amount of such awards (regardless of whether the performance criteria established under the 2013 Supplemental Incentive Plan were achieved). Such performance criteria were used by the compensation committee only as a guidepost in ultimately determining the amount of equity awards to be granted to the named executive officers, and the compensation committee could have determined to grant more or fewer awards than would otherwise be calculated based on the achieved performance criteria.

The Company further notes that it includes in its compensation disclosure the performance criteria established with respect to its supplemental incentive plans, not because such criteria are terms of an award, but rather because such criteria is a component of how the Company determines the amount of awards granted to its named executive officer’s compensation, as required by Regulation S-K Item 402(b)(1)(v).

*****

Quanta Services, Inc. acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We respectfully request an opportunity to discuss this response letter further with the Staff if, following a review of this information, the Staff does not concur with our views. If you have further questions or comments, or if you require additional information, please do not hesitate to contact the undersigned by telephone at (713) 985-6422 or by facsimile at (713) 629-7671.

U.S. Securities and Exchange Commission

Very truly yours,

/s/ Derrick A. Jensen
Derrick A. Jensen
Chief Financial Officer

cc:	Bernard Fried

Chairman, Audit Committee

Leland Benton

Mindy Hooker

Anne McConnell

Securities and Exchange Commission

David A. Carroway

PricewaterhouseCoopers LLP

Gene Oshman

Baker Botts L.L.P.

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